UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
June 13, 2025
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
90 Pitts Bay Road, Wellesley House South, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒
This Report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference as exhibits to Fidelis Insurance Holdings Limited’s Registration Statement on Form F-3 (File No. 333-287332) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 13, 2025, Fidelis Insurance Holdings Limited (the “Company”) completed an underwritten public offering (the “Offering”) of $400 million aggregate principal amount of 7.750% Fixed-Rate Reset Subordinated Notes due 2055 (the “Subordinated Notes”). The offer and sale of the Subordinated Notes has been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an automatic shelf registration statement (the “Registration Statement”) on Form F-3 (File No. 333-287332) and the prospectus included therein filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2025 (the “Base Prospectus”) and a prospectus supplement filed with the Commission on June 12, 2025 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”).
In connection with the Offering, on June 13, 2025, the Company and The Bank of New York Mellon, as trustee (the “Trustee”), entered into a subordinated indenture, dated as of June 13, 2025 (the “Subordinated Indenture”), as supplemented by a first supplemental indenture (the “First Supplemental Indenture”). The Subordinated Indenture and the First Supplemental Indenture set forth the terms and conditions of the Subordinated Notes, including customary events of default and the rights and obligations of the parties thereto and the holders of the Subordinated Notes. Copies of the Subordinated Indenture and the First Supplemental Indenture are filed as Exhibits 4.1 and 4.2 hereto, respectively, and are incorporated herein by reference.
The Subordinated Notes will bear interest (a) from the date of original issue to, but excluding, June 15, 2035 at the fixed rate of 7.750% per annum and (b) from, and including, June 15, 2035, during each five-year period thereafter, at a rate per annum equal to the Five-Year Treasury Rate as of two business days prior to the beginning of such five-year period plus 4.280%, as reset at the beginning of each such five-year period. Interest will be paid in arrears on June 15 and December 15 of each year, commencing on December 15, 2025. If, as of any interest payment date, a Mandatory Deferral Event (as defined below) has occurred and is continuing, the Company will be required to defer payment of all (and not less than all) of the interest accrued on the Subordinated Notes as of such interest payment date.
A “Mandatory Deferral Event” will be deemed to have occurred if the Insurance Group (as defined in the Prospectus) is in breach of the Enhanced Capital Requirements (as defined in the Prospectus), or would breach such Enhanced Capital Requirements if payment of accrued and unpaid interest on (i) the Company’s indebtedness constituting Tier 2 Capital under applicable insurance supervisory laws, including the Subordinated Notes, and (ii) any indebtedness of the Company that ranks on a parity with the Subordinated Notes upon the Company’s liquidation were made.
The Subordinated Notes are scheduled to mature on June 15, 2055, if, on such date, certain redemption requirements are satisfied, or otherwise, following such scheduled maturity date, on the earlier of (a) the date falling ten business days after the redemption requirements are satisfied and would continue to be satisfied if such payment were made and (b) the date on which a winding-up of the Company occurs (the “Final Maturity Date”). The Subordinated Notes will not be redeemable or repaid at any time if the Enhanced Capital Requirements would be breached immediately before or after giving effect to such repayment of the Subordinated Notes, unless the Company or another member of the Insurance Group replaces the capital represented by the Subordinated Notes to be redeemed or repaid with capital having equal or better capital treatment as the Subordinated Notes under applicable insurance supervisory laws. Further, notwithstanding anything to the contrary set forth herein, the Subordinated Notes will not be redeemable or repaid at any time prior to June 15, 2030 without the approval of the Bermuda Monetary Authority.
The Subordinated Indenture and the First Supplemental Indenture provide for the following events of default (subject in certain cases to customary grace and cure periods): nonpayment of principal or any premium when due (other than if the Company is required to postpone payment to satisfy certain redemption requirements); nonpayment of interest (except if due to a Mandatory Deferral Event); or certain events of bankruptcy, insolvency or reorganization of the Company. Generally, if an event of default occurs, the trustee or the holders representing at least 25% of the aggregate principal amount of the then outstanding Subordinated Notes may declare the principal and accrued and unpaid interest on all of the Subordinated Notes to be due and payable immediately.
The foregoing descriptions of the Subordinated Indenture and the First Supplemental Indenture are qualified by reference to the agreements themselves, which are attached as exhibits to this report.

In addition, in connection with the Offering, the Company entered into an Underwriting Agreement on June 10, 2025 (the “Underwriting Agreement”) with Wells Fargo Securities, LLC, Barclays Capital Inc. and Lloyds Securities Inc., as representatives of the several underwriters named therein.
The Underwriting Agreement contains customary representations, warranties and agreements by the Company, other obligations of the parties and termination provisions. Additionally, the Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
The foregoing description of the Underwriting Agreement is qualified by reference to the agreement itself, which is attached as Exhibit 1.1 to this report, and incorporated herein by reference.
EXHIBIT INDEX
Exhibit

1.1
Underwriting Agreement dated June 10, 2025, among Fidelis Insurance Holdings Limited, Wells Fargo Securities, LLC, Barclays Capital Inc. and Lloyds Securities Inc., as representatives of the several underwriters named therein.

4.1	Subordinated Indenture dated as of June 13, 2025, between Fidelis Insurance Holdings Limited and The Bank of New York Mellon, as trustee.
4.2	First Supplemental Indenture dated as of June 13, 2025, between Fidelis Insurance Holdings Limited and The Bank of New York Mellon, as trustee.
5.1	Opinion of Willkie Farr & Gallagher LLP.
5.2	Opinion of Conyers Dill & Pearman Limited.
23.1	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).
23.2	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.2).

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: June 13, 2025	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer